Form 51-102F3

Material Change Report

.

1.         Name and Address of Company

HIGH 5 VENTURES INC. (formerly Kokomo Enterprises Inc. “Kokomo”)

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia V6E 2K3

(the “Company” or “High 5”)

2.          Date of Material Change

January 28, 2013

3.         News Release

News release was issued on January 31, 2013 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.         Summary of Material Change

Further to the Company’s News Release dated November 26, 2012 and January 10, 2013, the Company announced that it has closed the second tranche of the non-brokered private placement and issued on January 28, 2013 an aggregate of 650,000 units in the capital of the Company at $0.15 per unit to two directors of the Company for total proceeds to the Company of $97,500.

5.         Full Description of Material Change

Please see attached News Release dated January 31, 2013 attached as Schedule “A”.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

No information has been omitted.

8.         Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.         Date of Report

This report is dated the 6th day of February, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

   HHHEF - OTCQB

High 5 closes second tranche of the Non-Brokered Private Placement

VANCOUVER, BRITISH COLUMBIA. January 31, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc] (the “Company” or “High 5”). Further to the Company’s News Releases dated November 26, 2012 and January 10, 2013, the Company wishes to announce that it has closed the second tranche of the non-brokered private placement and it has issued an aggregate of 650,000 Units at $0.15 per Unit for total proceeds of $97,500. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until January 28, 2016. The Units issued have a hold period expiring on May 29, 2013.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

_______________________

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

High 5 Ventures Inc.

Suite 1000, 1177 West Hastings St.

Vancouver, BC V6E 2K3

Tel: 604 681 1519 Fax: 604 681-9428

www.high5venturesinc.com email: info@high5venturesinc.com